SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For March 15, 2007
Commission File Number 0- 50822

NORTHWESTERN MINERAL VENTURES INC.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                               No

This Form 6-K consists of:

‘‘Northwestern Mineral Ventures Inc. (TSXV: NWT; OTCBB: NWTMF) is pleased to announce the signing of a drilling contract with ESAFOR of Arlit, Niger. Drilling on Northwestern’s land is scheduled to commence in April after the equipment arrives in Niger and local crews have completed preparations.

‘‘This development is a significant milestone for Northwestern as we expect to be the first North American explorer since the 1970s to conduct a uranium drill program in Niger,’’ said Marek J. Kreczmer, President and CEO of Northwestern. ‘‘In light of recent increases in the price of uranium, which is currently selling for approximately US$90 per pound, we plan to continue aggressively advancing the discoveries made on our Niger land portfolio.’’

ESAFOR will provide a minimum of 2,000 meters of RC diamond core drilling during this first phase, with at least 20 holes planned to test mineralization at shallow depths. The program will initially target the anomaly that has returned uranium values approaching 0.1% U3O8 from surface grab samples. These are the highest uranium results recorded to date, as reported in a press release dated March 1, 2007. Producing mines and deposits in Niger typically grade from 0.1% to 0.42% U3O8.

While drilling is underway, Northwestern’s reconnaissance geological team will examine other areas of known mineralization and significant targets will be scheduled for drilling.

ESAFOR is one of the major drilling companies involved in uranium exploration and exploitation in Niger.

Quality Assurance

Fieldwork in Niger is being conducted under the supervision of Abdelkarim Aksar, P.Geo., Northwestern’s Niger Project Manager.

Samples selected for analysis will be sent to SGS Lakefield Research Africa in Johannesburg, South Africa. This laboratory uses industry-standard methods and ISO / IEC 17025 quality assurance and quality control practices. Northwestern and SGS maintain comprehensive and independent Quality Control/Quality Assurance programs.’’

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.
By: /s/ Marek Kreczmer Marek Kreczmer President and CEO

Date: March 15, 2007